                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                            Johnston Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of securities)


                                   361719 10 7
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                                 (CUSIP number)


                              J. Reid Bingham, Esq.
                              Bingham & Associates
                                P. O. Box 14-4991
                           Coral Gables, Florida 33114
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 December, 1997
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement ______. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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CUSIP       No. 351719 10 7                    13D           Page 2 of 4 Pages

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1        NAME OF REPORTING PERSONS                          GRM Industries Inc.
         SS. OR I.R.S. IDENTIFICATION                       31-105-7921
         NOS. OF ABOVE PERSONS

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2        CHECK THE APPROPRIATE BOX                          (a)
         IF A MEMBER OF A GROUP                                 --------
                                                            (b)    X
                                                                --------

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                            WC/OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                --------
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                  Tennessee

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NUMBER OF                  7        SOLE VOTING POWER                3,687,829
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER              0
OWNED BY                   -----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER           3,687,829
REPORTING                  -----------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                              3,687,829

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12       CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES*                          -------

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13       PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                        34.33%

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14       TYPE OF REPORTING PERSON*                                    CO

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                        AMENDMENT NO. 10 TO SCHEDULE 13D

         This Schedule 13D is hereby amended as follows:

         1. Item 5, INTEREST IN SECURITIES OF THE ISSUER, is amended to add at the end of such item the following:

                  Since the date of the last amendment to this Schedule 13D, GRM Industries, Inc. has made the sales or transfers listed below:

                                            NUMBER OF
         TRADE DATE                         SHARES SOLD                                  PRICE PER SHARE
         ----------                         -----------                                  ---------------
         03/27/97                               8,000                                          $7.75
         03/27/97                              22,000                                           7.625
         06/06/97                              10,000                                           6.75
         06/06/97                              19,000                                           6.75
         09/16/97                               8,400                                           6.0401
         09/17/97                              32,000                                           6.00
         09/22/97                               8,400                                           5.93
         09/23/97                               2,000                                           5.87
         09/23/97                               4,600                                           6.00
         09/24/97                               9,600                                           5.875
                                             --------
         Total Number of Shares:              124,000



                  All of the above sales were made on the New York Stock Exchange except for the transfer of 19,000 shares on June 6, 1997 to the GRM pension plan in satisfaction of funding obligations.

                  As of December 31, 1997, GRM owns, directly or beneficially, 3,687,829 shares of Johnston Common Stock, which amounts to approximately 34.33% of the outstanding shares of Johnston Common Stock. GRM has the sole power to vote and dispose of all of the shares of Johnston Common Stock it holds.




                                                              Page 3 of 4 pages.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  JANUARY 12, 1998
                                     -----------------------------------------
                                                       (Date)


                                     GRM Industries Inc.



                                     By: /s/ David L. Chandler
                                         -------------------------------------
                                         David L. Chandler
                                         President and Chief Executive Officer








                                                              Page 4 of 4 pages.